KtA 3/4

AB 3/20

SECUI SION

12011954

OMB APPROVAL

OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 27 2012

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buckram Securities Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Cedar Swamp Road Suite 4
(No. and Street)

Glen Cove (City) New York (State) 11542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road Suite 115E (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Peter DeBuona**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buckram Securities Ltd.**, as of **December 31,** 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROLANN FILIPPONE
Notary Public, State of New York
No. 30-4672838
Qualified in Nassau County
Commission Expires February 28, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition.~~ **Cash Flows**
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X **Report on Internal COntrol required by Sec Rule 17a5**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKRAM SECURITIES LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

BUCKRAM SECURITIES LTD.
INDEX
DECEMBER 31, 2011

Nawrocki Smith LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Buckram Securities Ltd.:

We have audited the accompanying statement of financial condition of Buckram Securities Ltd. (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholder equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buckram Securities Ltd. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the financial statements taken as a whole.

Melville, New York
February 14, 2012

Nawrocki Smith LLP

BUCKRAM SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash	$ 129,711
Deposit with clearing broker	29,047
Commissions receivable	12,700
Taxes receivable	9,843
Prepaid expenses	15,139
Furniture, fixtures and equipment, net of accumulated depreciation and amortization of $13,834	1,717
Security deposits	3,100
Total assets	$ 201,257
LIABILITIES AND STOCKHOLDER EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 11,914
Accrued commissions	27,600
Total liabilities	39,514
Stockholder Equity:	
Common stock, $.01 par, 20,000 shares authorized, 200 shares issued and outstanding	2
Additional paid-in capital	210,592
Retained earnings	(48,851)
Total stockholder equity	161,743
Total liabilities and stockholder equity	$ 201,257

The accompanying notes to financial statements are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Commissions	$ 509,849
Other income	2,060
Total revenues	511,909
EXPENSES:	
Commission expense	222,369
Compensation and benefits	169,090
Insurance expense	56,653
Occupancy and equipment	21,195
Professional fees	13,800
Clearance charges and regulatory fees	11,399
Communications	3,092
Other operating expenses	1,906
Total expenses	499,504
Net income	$ 12,405

The accompanying notes to financial statements are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2011	$ 2	$ 210,592	$ (61,256)	$ 149,338
Net income	-	-	12,405	12,405
Balance, December 31, 2011	$ 2	$ 210,592	$ (48,851)	$ 161,743

The accompanying notes to financial statements are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	12,405
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense		796
Changes in operating assets and liabilities:		
Commissions receivable		11,800
Taxes receivable		(3,152)
Prepaid expenses		885
Deposit with clearing broker		(7)
Accounts payable and accrued expenses		(1,064)
Accrued commissions		16,750
Net cash provided by operating activities		38,413
NET INCREASE IN CASH		38,413
CASH, BEGINNING OF YEAR		91,298
CASH, END OF YEAR	$	129,711

The accompanying notes to financial statements are an integral part of this financial statement.

BUCKRAM SECURITIES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. Organization and Nature of Business

Buckram Securities Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades or carry customer accounts. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the "clearing broker") that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.

2. Significant Accounting Policies:

Basis of presentation -

The accounting and reporting policies of the Company are in conformity with U.S. generally accepted accounting principles and prevailing practices within the broker-dealer industry.

Use of estimates -

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments -

The financial instruments of the Company are reported in the Statement of Financial Condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Securities transactions -

Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions -

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commission revenues are principally generated from customer trades executed by the clearing broker and customer purchases of insurance products.

Furniture, fixtures and equipment -

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Balances at December 31, 2011 are as follows:

Computer equipment and software	$ 7,302
Leasehold improvements	4,604
Furniture and fixtures	3,645
	15,551
Less: accumulated depreciation	(13,834)
	$ 1,717

Statement of Cash Flows -

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

3. <u>Financial Instruments with Off-Balance-Sheet Risk</u>

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2011, the Company had net capital of $131,944, which was $126,944 in excess of its required net capital of $5,000. The Company's net capital ratio was .3 to 1.

The Company does not carry the accounts of their customers, and accordingly, is exempt from SEC Rule 15c3-3.

5. Subsequent Events

The Company has evaluated subsequent events through February 14, 2012, which is the date these financial statements were available to be issued, noting no matters that would require adjustment or disclosure in the financial statements.

Schedule I

BUCKRAM SECURITIES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Net capital:	
Total stockholder equity	$ 161,743
Deductions and/or charges:	
Taxes receivable	9,843
Prepaid expenses	15,139
Furniture, fixtures and equipment, net	1,717
Security deposits	3,100
Net capital	$ 131,944
Aggregate indebtedness:	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 11,914
Accrued commissions	27,600
Total aggregate indebtedness	$ 39,514
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 2,634
Minimum dollar net capital requirement	$ 5,000
Excess net capital at 1,000 percent	$ 126,944
Ratio: Aggregate indebtedness to net capital	0.3 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

Schedule II

BUCKRAM SECURITIES LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Nawrocki Smith LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Buckram Securities Ltd.:

In planning and performing our audit of the financial statements of Buckram Securities Ltd. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 14, 2012

Nawrocki Smith LLP

NS
Nawrocki Smith LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Buckram Securities Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2011 to December 31, 2011, which were agreed to by Buckram Securities Ltd. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating ~~the Company's compliance with the applicable instructions~~ of ~~the Transitional Assessment~~ Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 less revenues reported on the FOCUS reports for the period from January 1, 2011 to March 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2011 to December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

Nawrocki Smith LLP

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 14, 2012

Nawrocki Smith LLP